Cybin Provides Progress Update on its CYB004-E Phase 1 Trial

TORONTO, CANADA – November 10, 2022 – Cybin Inc. (NEO:CYBN) (NYSE AMERICAN:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing Psychedelics to Therapeutics®, is pleased to announce that its CYB004-E Phase 1 trial evaluating N,N-dimethyltryptamine (“DMT”) has completed dosing for four out of five participant cohorts and The Safety Review Committee has confirmed no clinically significant safety or tolerability issues. The CYB004-E Phase 1 trial was acquired from Entheon Biomedical Corp. (“Entheon”) in July 2022.

The CYB004-E trial marks one of a number of strategic transactions that Cybin has completed in recent months to support its research and development pipeline of active psychedelic-based programs and potential future novel drug candidates. The acquisition of the CYB004-E Phase 1 trial replaced Cybin’s planned pilot study that was expected to commence in the third quarter of 2022, and as such, has served to potentially accelerate the clinical development path of CYB004, the Company’s proprietary deuterated DMT molecule for the potential treatment of anxiety disorders.

“The acquisition of the Phase 1 DMT study was done with an eye toward informing and accelerating the clinical path forward for CYB004 and we are very pleased with the progress so far. With strong intellectual property in place for this program, the CYB004-E trial is a critical next step towards better understanding the therapeutic potential of DMT and will better inform the future development of CYB004,” said Doug Drysdale, Chief Executive Officer of Cybin.

The CYB004-E trial is ongoing at the Centre for Human Drug Research in the Netherlands and is the Company’s largest Phase 1 DMT trial conducted to date. The study is assessing the pharmacokinetics and pharmacodynamics of DMT and is anticipated to provide safety and dosing data to inform the clinical development plan for CYB004. Cybin expects the Phase 1 trial to be completed in the first half of 2023i.

About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Cautionary Notes and Forward-Looking Statements
Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward looking statements in this news release include statements regarding the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens to potentially treat psychiatric disorders; the Company’s expectation that the CYB004-E Phase 1 trial will accelerate the CYB004 timeline; the Company’s expected timeline to complete the Phase 1 trial; and the Company’s expectations and objectives regarding the results of the CYB004-E study.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the three months ended June 30, 2022 and the Company's annual information form for the year ended March 31, 2022, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved nor disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investors & Media:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com - or - media@cybin.com

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601

i There is no assurance that these timelines will be met. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company